SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Presentation for Analysts and Investors

April 2018



Eletrobras

Disclaimer

This presentation may contain **forward-looking statements. Such statements are not statements of historical facts** but reflect **the beliefs and expectations of our management** and may constitute **forward-looking statements** within the meaning of

and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the US Securities and Exchange Act of 1934, as amended.

The words “believe,” “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify these **statements, which necessarily involve known and unknown risks and uncertainties.**

Known **risks and uncertainties** include but are not limited to general **economic, regulatory, political and business conditions** in Brazil and abroad, interest **rate fluctuations, inflation and the value of the real, changes in volumes and patterns of customer electricity usage, competitive conditions,** our level of **debt,** the likelihood that we will receive **payment in connection with accounts receivable, changes in rainfall and the water levels** in the reservoirs used to run our hydroelectric facilities, our **financing and capital expenditure plans, existing and future governmental regulation** and other risks described in our registration statement and other filings with the

Forward-looking statements speak only as of the date they are made we do not undertake **any obligation to update them in light of new information or future developments.** Future results of the Company's operations and initiatives may differ from current expectations **and the investor should not rely solely on the information contained herein.**

This material contains **calculations that cannot produce a sum or accurate result due to rounding performed.**

Highlights

2017 Highlights

Results

R$ 37,876 million	R$ 6,744 million	R$ 1,726 million	R$ 5,214 million
Net Operating Revenue (ROL)	**Ebitda**	Net **loss**	investments in **2017**
31% ↓	**66%** ↓	**149%** ↓	**58%**
Regarding 2016, Due to RBSE in 2016	Regarding 2016, Due to RBSE in 2016	Regarding R$3,513 billion profit in 2016	Of R$ 8,953 billion budget

Business Plan

Reduction of **Net Debt** / **Managerial Ebitda**

2016	2017
6.1	3.7

Getting closer to the indebtedness reduction goal of **PDNG 2017-2021**

Eletrobras obtained the **Governance Indicator Certification IG/SEST Level 1 (Excellence)** anda the **B3 State-Owned Governance Seal**

Bylaws Reform to meet the requirements of Law 13,303/2016

|

New State-Owned Companies Law

50.1%
ProERP
Conclusion
|
Expecting 4 companies in RJ to have their ***Go Live*** 4 up to **April 1, 2018**

86%
Shared Services Center
conclusion
|
All processes up to **July 2018**

Dismissal Plans

Extraordinary Retirement Plan – PAE

2016

2,055
Employees joined the paln

R$ 826 million
Savings per year

Consensual Dismissal Plan – PDC

Launched on **March 2018**

Aim:
3,017
employees

R$ 890 million
Expected savings per year

Regulatory

Resolutions n° 20 and 28 of Council of Investment and Partnership Program

Definition of the DisCos' privatization conditions.
The privatization was approved in 1Q18.

Resolution n° 30 of Council of Investment and Partnership Program

According to this resolution, BNDES should be responsible for the implementation and monitoring process of Eletrobras privatization.

Provisional Act 814/2017

Regulates the universalization of the public electricity service and changes the laws on:

- electric power services in isolated systems;;
- the expansion of the emergency electric power supply;
- the extraordinary tariff recomposition;
- Incentive to Alternative Sources of Electric Energy Program – Proinfa;
- the Energy Development Account;

Financial

Economic-Financial Performance

IFRS® Amounts in R$ million

Statement of Income consolidated	Realized - Accumulated			Realized - Quarter		
	Dec 2016	Dec 2017	%	4Q2016	4Q2017	%
Gross Operating Revenue*	68,606	44,238	36%↓	17,537	13,342	24%↓
Deductions	(10,658)	(8,114)	24%↓	(5,391)	(2,313)	57%↓
Net Operating Revenue*	**57,948**	**36,124**	**38%↓**	**12,180**	**11,029**	**09%↓**
Operational Costs*	(14,106)	(13,621)	03%↓	(5,867)	(4,785)	18%↓
Operational Expenses	**(31,002)**	**(20,202)**	**35%↓**	**(14,201)**	**(10,301)**	**27%↓**
PMSO	(12,435)	(11,851)	5%↓	(4,410)	(3,639)	17%↓
PAE	-	(853)	-	-	(57)	-
Operational Provisions / Reversals	(16,723)	(5,747)	66%↓	(9,586)	(6,238)	35%↓
Depreciation and amortization	(1,844)	(1,751)	05%↓	(516)	(367)	29%↓
Ebitda CVM	**17,799**	**6,744**	**62%↓**	**(6,782)**	**(3,540)**	**48%↓**
Financial result	(3,931)	(5,193)	32%↓	136	(296)	-
Shareholding's Result	3,114	2,692	14%↓	625	150	76%↓
Operating Income Before IR/CS	12,024	(200)	-	(7,162)	(4,203)	41%↓
IR/CS	(8,511)	(1,525)	82%↓	904	205	77%↓
Net Income after IR/CS s RBSE	**3,513**	**(1,726)**	**-**	**(6,258)**	**(3,998)**	**36%↓**

*without construction

ROL, Ebitda and Profit
Effect of accounting for RBSE's assets in 2016.

PMSO
reduction of third-party services, reduction of investigation costs

Equity Interest

Celg D assets disposal

CTEEP RBSE

negative result with SPE **Sinop Energia** in the amount of R$ 105 million (4Q17)

Annual Result by Segment

IFRS®
Amounts in R$ million

		Generation		Transmission			G & T		Distribution	
		Total	Variation	Total	Variation	Without RBSE	Total	Variation	Total	Variation
Net Operating Revenue - ROL	**2017**	**19,914**	**12%↑**	**10,126**	**70%↓**	**5%↑**	**30,040**	**41%↓**	**9,598**	**17%↓**
	2016	17,711		33,556			51,267		11,592	
(-) PMSO	**2017**	**(4,431)**	**5%**	**(4,662)**	**26%**	**-**	**(9,093)**	**15%**	**(2,340)**	**-35%**
	2016	(4,223)		(3,707)			(7,930)		(3,580)	
(-) Operating costs and expenses	**2017**	**(9,516)**	**-44%**	**(347)**	**-91%**	**-**	**(9,864)**	**-52%**	**(8,439)**	**-30%**
	2016	(16,890)		(3,653)			(20,542)		(11,992)	
Ebitda	**2017**	**7,401**	**477%↑**	**5,177**	**80%↓**	**112%↑**	**12,578**	**49%↓**	**(953)**	**55%↑**
	2016	(1,965)		26,500			24,535		(2,136)	
Financial Result	**2017**	**(1,740)**	**-26%**	**(1,042)**	**-920%**	**-**	**(2,782)**	**24%**	**(3,502)**	**32%**
	2016	(2,363)		127			(2,236)		(2,658)	
Taxes	**2017**	**(230)**	**-133%**	**(718)**	**-92%**	**-**	**(948)**	**89%**	**504**	**100%**
	2016	698		(9,141)			(8,443)		-	
Net Income	**2017**	**3,997**	**179%↑**	**3,356**	**80%↓**	**106%↑**	**7,354**	**39%↓**	**(4,179)**	**37%↑**
	2016	(5,067)		17,182			12,116		(6,639)	

	2017	2016
RBSE	4,923	28,601
RBSE líquido de imposto	3,249	18,876

PMSO	Distribution
Influenced by PAE in 2017 (R$ 853 million)	**ROL** affected by **Celg D** exit, PMSO reduction, operating costs and expenses

Quaterly Result by Segment

IFRS®

Amounts in R$ million		Generation Total	Generation Variation	Transmission Total	Transmission Variation	G & T Total	G & T Variation	Distribution Total	Distribution Variation
Net Operating Revenue - ROL	4Q17	5,525	12%↑	2,606	0,4%↑	8,131	8%↑	3,354	44%↓
	4Q16	4,914		2,596		7,510		5,994	
(-) PMSO	4Q17	(1,804)	21%	(1,758)	41%	(3,562)	30%	(643)	-64%
	4Q16	(1,493)		(1,248)		(2,741)		(1,795)	
(-) Operating costs and expenses	4Q17	(1,275)	-86%	(326)	-88%	(1,601)	-87%	3,501	-47%
	4Q16	(9,266)		(2,783)		(12,049)		6,624	
Ebitda	4Q17	2,818	-49%↓	537	145%↑	3,355	150%↑	(812)	6%↓
	4Q16	5,478		(1,185)		(6,664)		(763)	
Financial Result	4Q17	(509)	-36%	(304)	-607%	(813)	11%	(865)	-12%
	4Q16	(793)		60		(733)		(987)	
Taxes	4Q17	8	-99%	267	2570%	276	-69%	25	100%
	4Q16	887		10		896		-	
Net Income	4Q17	1,944	134%↑	486	136%↑	2,430	134%↑	(1,630)	52%↑
	4Q16	(5,751)		(1,365)		(7,117)		(3,412)	

Ebita and G and T results Improvements	Distribution
revenue growth and PMSO cost reduction (affected by PAE) in the amount of R $ 57 million in 4Q17	ROL affected by **Celg D** exit, PMSO reduction, operating costs and expenses

Gross revenue 2017


-35% R$ 24,998 million
+19% R$ 6,232 million
70,988
28,601
9,874
32,514
20
2,473
356
401
2,978
47
38,746
4,923
2,322
45,990
Gross revenue IFRS 2016
RBSE
CELG D and Construction
Managerial Gross Revenue IFRS 2016
Generation - O&M Regime
Generation - Exploration regime
Transmission - O&M regime
Transmission - Exploração regime
Distribution
Other revenues
Managerial Gross Revenue IFRS 2017
RBSE
CELG D and Construction
Gross Revenue IFRS 2017

G

New contracts in the ACL - Free Contracting Environment, with variation in the average price;

Adjustment in Angra 1 and 2 revenue, pursuant to Aneel Resolution 2,193/16

T

RBSE Remuneration, reflecting R$ 28,601 million in 2017 and R$ 4,923 million in 2016

RAP Adjustment

Reinforcement of lines in the transmission system.

D

Effect of positive CVA registration on various distributors and short-term revenue (CCEE) in 4Q17

Gross revenue 4Q17



-24% R$ 4,195 million
+44% R$ 3,536 million
17,537
1,291
8,241
8,005
43
1,310
100
17
2,535
349
11,541
1,192
609
13,342
Gross revenue IFRS 4Q16
RBSE
CELG D and Construction
Managerial Gross Revenue IFRS 4T16
Generation - O&M Regime
Generation - Exploration regime
Transmission - O&M regime
Transmission - Exploração regime
Distribution
Other revenues
Managerial Gross Revenue IFRS 2017
RBSE
CELG D and Construction
Gross Revenue IFRS 2017

G
- New contracts in the ACL - Free Contracting Environment, with variation in the average price;
- Adjustment in Angra 1 and 2 revenue, pursuant to Aneel Resolution 2,193/16

T
- RBSE Remuneration, reflecting R$ 1,192 million in 4Q17 and R$ 1,291 million in 4Q16
- RAP Adjustment
- Reinforcement of lines in the transmission system

D
- Effect of positive CVA registration on various distributors and short-term revenue (CCEE) in 4Q17

Personnel, Material, Services and Others
(R$ million)


17%
4,410
3,696
659
1,493
111
2,147
566
963
95
2,015
14%
36%
14%
6%
4T16
4T17
Personnel without PAE
Material

Investigation

2016	**R$ 291 million** Independent investigation hiring	**R$ 211 million** Investigation findings
2017	**R$ 71 million** Independent investigation hiring	Hiring expenses reduction

Extraordinary Retirement Plan

R$ 853 million investments	PMSO without PAE and investigation findings = Savings of **R$ 600 million**

CELG D

Exclusion after February 2017


5%
12,435
1,.851
2,072
3,485
330
6,549
1,773
2,884
324
6,869
24%
17%
2%
2%
2016
2017
Personnel without PAE
Services
Material
Others

Operating Provisions

Amounts in R$ million	4Q16	4Q17	%	Position on 12/31/2017
Garanties	1	5	284%↑	513
Contingencies	3,207	3,621	13%↑	24,552
PCLD – consumers and resellers	- 21	321	1,661%↓	1,689
PCLD – loans and financings	4	5	21%↑	269
Onerous Contracts	1,061	477	55%↓	2,079
Provision/reversal for losses on investments	1,479	- 363	125%↓	2,132
Impairment	2,926	1,201	59%↓	16,681
ANEEL Provision– CCC	741	986	33%↑	1,727
Market Value Adjustments	- 149	- 407	172%↑	Not available
TFRH (Water resources inspection rate) – Taxa Pará	346	169	51%↓	1,184
Hydrological Rysk	- 451	- 263	42%↓	Not available
Others	442	485	18%↑	Not available
Total	**9,586**	**6,238**	**40%↓**	**46,562**

Provisions of **R$ 3,621 million**, with special highlight to **R$ 2,337 million** of compulsory loan provision.

Special highlight in this quarter to Angra 3 Plant

Impairment adjustment of SPE investment.

Special highlight in 2017 and in this quarter to Angra 3 Plant

Special Highlight to Amazonas Distribuidora which recognized R$ 917million in 2017.

Since 2016, Eletrobras records this liability to meet the requirements of Law nº 8,091/2014, that establishes TFRH

The negative amounts refer to provision reversals.

Impairment
(R$ million)

Cumulative Balance


+3%
16,147
16,681
316
3.670
3.211
8.949
264
2.593
3.230
694
9.900
2016
2017
UTN Angra 3
UTE Santa Cruz
Generation Others
Transmission
Others

Impairment	Transactions				
	1Q17	2Q17	3Q17	4Q17	2017
Generation	**189**	**-27**	**492**	**1,010**	**1,664**
TNP Angra 3	220	264	222	245	951
HPP Samuel	0	0	-127	0	-127
HPP Batalha	0	0	-19	-3	-23
Candiota Fase B	0	0	0	10	10
Casa Nova I	0	0	21	16	38
HPP Simplício	0	0	-253	191	-62
TPP Camaçari	-7	7	-219	196	-23
Others	-24	-299	868	314	859
Transmission	**125**	**-18**	**-1,186**	**2**	**-1,077**
CC 061-2001	130	-130	-961	0	-961
TL Jauru Porto Velho	0	0	-59	0	-59
CC 018-2012 Mossoró Ceará Mirim	0	0	0	0	0
Others	-5	112	-525	361	-57
Distribution	**-43**	**-72**	**-65**	**-57**	**-237**
Administration	**0**	**0**	**45**	**140**	**185**
Distribution Companies assets kept to sale				236	236
Control acquisition: Livramento (Eletrosul) – Consolidation of equity position				-130	-130
Total	**270**	**-118**	**-713**	**1,201**	**641**

Onerous Contracts
(R$ million)

Cumulative Balance


- 45%
3,753
266
813
166
786
371
1,350
2,079
185
274
232
1,389
2016
2017
Distribution
Transmission
Coaracy Nunes
Amazonas Dist
Generation (others)
UTN (Angra 3)

Onerous Contracts	Transactions				
	1Q17	2Q17	3Q17	4Q17	2017
Transmission	**-3**	**3**	**19**	**-2**	**17**
LT Recife II - Suape II	1	-1	9	0	9
LT Camaçari IV - Sapeaçu	0	0	10	-1	9
Others	-4	4	0	-1	-1
Generation	**-209**	**-467**	**-493**	**558**	**-612**
Itaparica	-2	2	0	0	0
Funil	-2	-2	73	-5	64
Coaracy Nunes	0	0	-139	0	-139
Marimbondo	-7	-6	-223	0	-236
Angra 3	-220	-264	-40	563	39
Others	22	-197	-164	-1	-340
Distribution	**-110**	**-439**	**-269**	**-261**	**-1079**
Ceal	0	0		-8	-8
Cepisa	-16	-16	-16	-17	-65
Ceron	-44	-44	-55	-48	-191
Boa Vista	4	2	-8	0	-2
Amazonas D	-54	-380	-190	-189	-813
Assets for sale/control acquisition - Net				181	181
Total	**-319**	**-907**	**-744**	**477**	**-1.493**

Annual Result Without Main Provision

(R$ million)

December 2017 Loss	-1,726	Cumulative Balance
Compulsory Loan Provision	-2,337	-16,595
CCC Credit Provision	-985	-1,727
Angra 3 Impairment Provision	-990	-11,288
SPE Impairment Provision	-617	-2,132
CGTEE Impairment Provision	-366	-366
RGR Provision	-309	-2,383
Bresser Plan Provision	-345	-356
CTEEP Reversal	615	0
Main provisions in2017	-5,331	-34,844
Extraordinary “No Provisions" Result	**3,608**	

Ebitda 2017
(R$ million)


-62% (R$ 11,054 million)
44% R$ 1,710 million
17,799
13,954
3,845
5,338
784
2,194
477
171
5,554
1,190
6,744
EBITDA CVM 2016
Non Recurrent Items
Managerial EBITDA 2016
Managerial ROL
Shareholdings
Operating Costs
Managerial PMSO
operating Provisions
Managerial EBITDA 2017
Non Recurrent Items
EBITDA CVM 2017

Highlights:

Recurrent ROL increase: Supply R$ 1,813 million Itaipu transfer R$ 973 million; CVA DisCos R$ 1,781 million	Operating costs increase with emphasis in energy purchased (28% growth in 2017);	Earning Shareholdings Reduction

The changes (%) refer to the comparison with the same components of 2016.

Ebitda 4Q17
(R$ million)


48% R$ 3,242 million
-42% (R$ 415 million)
-6,782
7,764
983
2,873
682
1,925
270
408
568
4,108
-3,540
EBITDA CVM 4T16
Non Recurrent Items
Managerial EBITDA 4T16
ROL
Shareholdings
Operating Costs
PMSO
Operating Provisions
Managerial EBITDA 4T17
Non Recurrent Items
EBITDA CVM 4T17

Highlights:

Recurrent ROL increase specially due to supply revenue growth and to Itaipu Transfer Revenue	Operating costs increase with emphasis in energy purchased for resale and fuel;	Earning Shareholdings reductions, influenced by the worse conpanies results in which Eletrobras has participation.

The changes (%) refer to the same itemns of 4Q16

Financial Result
(R$ million)

Financial Revenues


39%
2,778
138
399
2,241
1,690
1,809
-119
2016
2017
Net exchange rate variation
Net monetary update
Interest income and financial investments

Exchange rate variation during the financing contracts period, with special atention to Itaipu Binacional balances.

Selic rate decrease and remaining debts of financing contracts decrease due to amortizations.

Financial Expenses


2,6%
6,708
6,883
6,376
5,757
201
388
131
738
2016
2017
Debt charges
Shareholders ' resources charges
Others net financial results

Advances for Future Capital Increase (AFAC), made by Federal Government in the holding; (ii) update of 2016 dividends paid in December 2017.

Liabilities update with Angra decommissioning fund (corresponding to income earned by the investment fund maintained by Eletrobras) and non-recognition of PIS and Cofins diferred on financial income.

Financial Result


2016
2017
3,931
-5,193
32%

Improvement in Economic and Financial Performance

(R$ milion)


PMSO IFRS
PMSO / NPV 4Q16 X 4Q17
-17%
4,410
57
3,639
40%
37%
4T16
4T17
PAE
PMSO
PMSO without PAE/ Rol without RBSE


PMSO IFRS
PMSO / ROL 2016 X 2017
-5%
853
PAE R$ 853 million in 2017
39%
36%
12,435
11,851
2016
2017
PAE
PMSO
PMSO Managerial/ ROL Managerial


Management Ebitda and Management Ebitda Margin
+44%
5,554
18.0%
3,845
15.0%
2016
2017
EBITDA Managerial
EBITDA Managerial margin

Eletrobras Financial Performance

(R$ million)

Financial Performance - Net Profit / Loss



3,513
-2,963
-14,954
-1,726
2014
2015
2016
2017

Shareholder's Equity



-3,2%
68,069
61,577
56,849
42,092
44,065
42,611
2012
2013
2014
2015
2016
2017

The company reversed its 3-year loss in 2016 and it had R$ 1.7 billion loss in 2017 due to the operating provisions.

Shareholders' Equity decreased 3.2% in 2016 and 2017.

Evolution of Results by Company

Net Debt - Generation and Transmission
R$ million

ELETROSUL – Net Debt/EBITDA



-35%
4,440
2,846
7,7
2,8
2016
2017

EBITDA	572	+77%	1,012

Reduction of net debt by R$ 939 million due to payment of SPEs.

ELETRONORTE – Net Debt/EBITDA



-34%
4,685
3,023
2,7
1,5
2016
2017

EBITDA	1,708	+22%	2,079

Reduction of net debt by R$ 713 million due to payment of SPEs.

CHESF – Net Debt/EBITDA



-47%
2,146
1,127
4,1
3,1
2016
2017

EBITDA	519	-30%	364

Reduction of net debt by R $ 1.9 billion due to the payment of SPEs. Effect reversion of provision for excludentes in ESBR, in 2016.

FURNAS – Net Debt/EBITDA



-10%
10,243
9,195
7,7
5,5
2016
2017

EBITDA	1,334	+26%	1,684

Reduction of net debt by R $ 756 million due to payment of SPEs.

Performance of distribution companies
R$ million

ROL


-12%
1,485
1,308
2016
2017
CERON
+33%
2,670
3,548
2016
2017
AMAZONAS D
+43%
1,212
1,743
2016
2017
CEAL
+26%
1,350
1,703
2016
2017
CEPISA
+40%
305
431
2016
2017
BOA VISTA
+19%
429
512
2016
2017
ELETROACRE

Net Income


2016
-924
2017
-819
CERON
+11%
2016
-4,616
2017
-2,313
AMAZONAS D
+50%
2016
-322
2017
-463
CEAL
+44%
2016
-507
2017
-199
CEPISA
+61%
2016
-270
2017
-182
BOA VISTA
+33%
2016
-144
2017
-237
ELETROACRE
-65%

EBITDA of Distribution Companies
R$ million


+158%
5,5
2016
2017
-9,5
ELETROACRE


+226%
436,9
2016
2017
-347,3
Amazonas D

Revenues (CVA) of R $ 548 million in 2017 and sale of energy in the short term of R$ 171 million.


+245%
154,7
2016
2017
-106,8
CEAL


2016
2017
-37,2
-154,0
CEPISA
+76%


2016
2017
-73,3
-341,5
CERON
-366%

Adjustment of -5% due to the glosses of Aneel in 2017, increase of the cut-off factor due to the losses and short-term energy purchase impacted by the high LDP.


2016
2017
-26,7
-131,7
BOA VISTA
+80%

Operational Growth

Growth in

Generation

+ 1,278 MW

physical aggregation in 2017, an increase of **3% compared to 2016**, highlighting the hydroelectric power plants Belo Monte and Mauá 3

48,134 MW

capacity installed of Eletrobras

233

plants

31%

capacity installed of Brasil

Plant	Part. ELB	Total power of the enterprise (MW)	Power installed in 2017 (MW)	Eletrobras power installed in 2017 (MW)
Belo Monte	49.98%	11,233,10	2,522,14	1,260,57
Santo Antônio	39.00%	3,568,30	417,54	162,84
São Manoel	33.33%	700,00	175,00	58,33
Mauá 3	100.00%	590,75	189,55	189,55
Casa Nova II	100.00%	32,90	32,90	32,90
Total			3,337,13	1,704,19

+ 8,000 MW

will be added to the energy matrix until **2021**, highlighting São Manoel until May 2018 and Sinop until December 2018

Country Interconnection

2017

The largest transmission company in Latin America

Strategic role in the National Interconnected System, the company accounts for almost half of the transmission lines existing in Brazil

1960



Evolução da Transmissã
- Rede básica



	Existente	Futuro
LTs Empresas Eletrobras	—	---
LTs Empresas Eletrobras com parceria	—	---
LTs Outras Empresas	—	---

71,684 km being **64,944 km** above 230kV

1,475 km
in 2017, an increase of 2% compared to 2016

48.9%
of the lines above 230kV in Brazil

Destaques:

- LT Xingu / Estreito
 SPE Belo Monte Energy Transmitter (PA, TO, GO and MG)
- LT Serra da Mesa / Niquelândia SPE Transenergia Goiás (GO)
- LT Barreiras II / Rio das Éguas / Luziânia / Pirapora II extension? SPE Paranaíba Transmissora de Energia (MG, GO and SP)
- LT Bulls / Ceará Mirim II Eletrobras Chesf (RN)
- LT Mossoró IV/Mossoró II Eletrobras Chesf (RN)
- LT Teresina II/Teresina III Eletrobras Chesf (PI)
- LT Morro do Chapéu II/Irecê Eletrobras Chesf (BA)

Business and Management Master Plan

Business and Management Master Plan 2018-2022
Challenge 22: Sustainable Excellence

Financial Discipline

Net Debt / Ebitda < 3

2017	2018
3,7	< 3

Operational Excellence

PMSO / PMSO regulatory = 1

2017	2018
1,35	1,0



Governance and Compliance

Material weakness

2016	2018
4	0

Sustainable Performance

Greenhouse gases emission (ton CO_2) / ROL

2016	2018
0,348	0,330

Valuation of People

Frequency rate of accidents (index)

2017	2018
2,23	1,38

Challenge 2021/22: main results

Operational Excellence



Recurring PMSO/ Regulatory PMSO
1,55
1,54
1,54
1,39
1,35
1,33
<1,10
2015
2016
1T17
2T17
3T17
2017
Goal 2017

- Reduction of 758 gratified functions
  Annual savings: R $ 74.36 million ✓
- Total 2,055 disconnections in PAE
  Annual savings: R$ 855.26 million ✓
- Reducing administrative costs
  Annual savings: R$ 51.50 million ✓
- Reduction of HE, Hazards and Warnings
  Annual savings: R$ 23.11 million ✓
- Integrated Operations in Marketing
  Accumulated earnings: R$ 329.8 million ✓
- Consensus Dismissal Plan (PDC)
  Annual savings: R$ 890 million ✓
- CSC Deployment: Go Live in June / 2018
  Annual savings of R$ 616.0 million
- Implantation of ProERP: 4 companies on April 1, 2018 and other companies until July / 2018
  Annual savings of R $ 107 million

Economy in 2017: R $ 987 million *
Annual savings for the coming years: R $ 2.7 billion

Financial Discipline



Net Debt / Managerial Ebitda
6,50
8,78
6,70
5,70
4,70
4,10
3,70
<4,00
2015
3T16
2016
1T17
2T17
3T17
2017
Goal 2017

- Reduction of 29% in investment in PDNG 17-21, equivalent to R$ 2.9 billion / year ✓
- Privatization of Distributors on 05/21
  Improvement of R$ 1.1 billion in EBITDA
- Sale of Administrative Real Estate
  Potential value of R $ 400 million
- Sale of 70 SPEs on 06/29/2018
  Book value of R $ 2.5 billion
- Economy of R $ 1.83 billion with Tax Optimization
- Sale of CELG D: R $ 2.2 billion? (R $ 1.1 billion Eletrobras) ✓
  Sale of Energisa shares: R $ 364.7 million
  Sale of CPFL shares: R $ 46.0 million
  Sale of Tumarin shares: R $ 70 million
  Sale of Intesa shares: R $ 282 million
- Zero Base Budget
  Annual savings of R $ 700 million

Governance and Compliance



Material Weaknesses
6
4
0
0
0
0
2015
2016
1T17
2T17
3T17
Goal 2017

- Statutes and Policy approved by the holding company and other Eletrobras companies ✓
- Finalize the implementation of the 5 Dimensions until Dec / 2018
- Reduction from 18 to 0 Significant Deficiencies
- IG-Sest - Level 1 (level of excellence)
  B3 Governance Seal ✓

* Operational Cost - R $ 485 million and PMSO - R $ 502 million = - R$ 987 million

Goal	$\frac{\text{Net Debt}}{\text{Ajusted EBITDA}} < 3,0$

Net Debt/Ebitda


23.4
23.4
23.4
22.7
20.3
6.1
5.7
4.7
4.1
3.7
dez-16
mar-17
jun-17
set-17
dez-17
Net Debt
Net Debt/ Managerial EBITDA

	dez-16	mar-17	jun-17	set-17	dez-17
EBITDA (LTM)	**3,8**	**4,0**	**4,9**	**5,5**	**5,5**

Gross debt	**R$ 45,593 million**
Financing payable without RGR	42,982
(-) (Cash + Securities)	8,048
(-) Financing receivable without RGR and with EDEs adjustment	12,848
(-) Net balance of Itaipu's financial assets	1,788
Net debt*	**R$ 20,297 million**

Net Debt Profile**

Financing (R $ million) **	**5,886**	**4,547**	**8,234**	**4,191**	**9,195**	**3,165**	**9,903**	**45,122**
Maturity (Year)	2018	2019	2020	2021	2022	2023	After 2023	Total

* 1. The gross debt was financed from RGR funds owed by a company outside the Eletrobras group (R $ 1,219 million) and credits related to the federalization of Distributors, pursuant to Articles 21-A and 21-B of Law 12,783 / 2013 (R $ 1,391 million). 2. Receivables due by company outside the Eletrobras group to RGR's account (1,219 million) and adjusted by the receivables of the Eletrobras Distributing Companies held for sale (R $ 3,801 million) were excluded.
** Excluding debentures, in the amount of R $ 471 million.

Sale of interest in 70 SPEs

59 | **Generation (wind power plant)**
967 MW

11 | **Transmission**
1,004 Km

Contabil value R$ 2,5 billion

17 Auction lots:

8 generation lots
9 transmission lots

Date: June 29, 2018



Privatization of Distributors


Eletrobras
Distribuição Roraima
Eletrobras
Distribuição Amazonas
Eletrobras
Distribuição Piauí
Eletrobras
Distribuição Acre
Eletrobras
Distribuição Rondônia
Eletrobras
Distribuição Alagoas

May 2018	Auction
June 2018	Homologation of results
July 2018	Approval in assemblies of Distributors
July 31	Signature of contracts

Investiments

R$ million

Detailing	2018	2019	2020	2021	2022	2018 - 2022
Corporate Entrepreneurship	**4,382**	**3,094**	**2,490**	**2,205**	**2,068**	**14,239**
Generation	1,321	968	1,055	938	874	5,157
Transmission	2,367	1,858	1,184	994	896	7,300
Infrastructure and Others	434	268	251	273	297	1,523
Distribution	260	0	0	0	0	260
Investment in SPEs	**1,826**	**688**	**677**	**898**	**1,428**	**5,517**
Generation	1,490	389	639	891	1,428	4,837
Transmission	336	299	38	7	0	680
Total	**6,208**	**3,782**	**3,168**	**3,103**	**3,496**	**19,756**

Future Structure

Expectation of **49.9 GW of installed capacity** by 2018

Strengthen Focus on **Generation and Transmission**

Maintenance of **48 Strategic SPEs**

Lean Structure

Eletrobras

- R&D — Eletrobras Cepel
- Stockholding — Eletrobras Eletropar
- Generation and Transmission — Eletrobras Eletrosul, Eletrobras Furnas, Eletrobras Chesf, Eletrobras Eletronorte

Companies Eletrobras

Segment	Total of SPEs	Book value (R$ million)
Generation	137	16,908
Transmission	38	7,378
Services	3	60
Total	**175**	**24,346**

Business Eletrobras - End 2018

Segmento	Total of SPEs	Book Value (R$ million)
Generation	30	14,641
Transmission	17	3,712
Services	1	3
Total	**48**	**18,356**

New Regulatory Framework and Privatization



Eletrobras Privatization
Opportunity to create a large corporation

The largest electric power companies in the G-20 countries are structured as *corporations*.

14 power plants and 14 GW for future share offerings

Eletrobras Privatization

August 2017

- The Ministry of Mines and Energy proposed the privatization of Eletrobras to the Presidency's Investment and Partnership Program Council (PPI).
- The proposal was recommended on August 23, 2017 by the Council of the Investment Partnership Program (CPPI).

January 2018

- Disclosure by the Ministry of Mines and Energy of the Draft Law suggests that the privatization will be implemented through a capital increase with issuance of new common shares (primary issue).

March 2018

Resolution CPPI 30 - recommends that BNDES be responsible for the implementation and monitoring of the privatization process of Eletrobras.

Next Steps – 2018

- Law edition to regulate privatization conditions.
- Decree of the President of the Republic appointing the agents of privatization and includes the shares of Eletrobras, whose holder is the Union, in the Investment Partnerships Program.

Disclaimer
The effectiveness of this operation depends on governmental authorizations, required legal and regulatory assessments, analysis of the model to be proposed and compliance with specific procedures, considering that Eletrobras is a mixed capital company with shares listed on the São Paulo Stock Exchange (B3 - Brazil, Stock Exchange, Counter), as well as on the stock exchanges of New York (NYSE) and Madrid (Latibex).

Wilson Ferreira Junior
+55 21 2514-6001
pr@eletrobras.com

Eletrobras

MINISTÉRIO DE MINAS E ENERGIA

BRASIL GOVERNO FEDERAL